Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED JUNE 14, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 1 dated May 2, 2013, Supplement No. 2 dated May 17, 2013, Supplement No. 3 dated May 24, 2013 and Supplement No. 4 dated June 3, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.; and
(2)	recent real property investments and placement of debt on certain real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of June 12, 2013, we had accepted investors’ subscriptions for, and issued, approximately 53.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $529.6 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of June 12, 2013, our investment portfolio consisted of 32 wholly-owned properties located in 17 states, consisting of approximately 4.9 million gross rentable square feet of corporate office and industrial space. We acquired two properties between May 23, 2013 and June 12, 2013, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

Harvard Vanguard - Concord, MA	Healthcare	1	Harvard Vanguard Medical Associates, Inc.	49,250	$24,365,523
FedEx - Rockford, IL	Logistics	1	Federal Express Corporation	38,360	2,300,000
				87,610	$26,665,523

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Investment Objectives and Policies — Real Property Investments,” “— Tenant Lease Expirations” and “— Depreciable Tax Basis” beginning on page 104 of the prospectus.

Real Property Investments
 As of June 12, 2013, we, through separate wholly-owned limited liability companies, owned 32 properties located in 17 states, consisting of approximately 4.9 million gross rentable square feet of corporate office and industrial space. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. Between May 23, 2013 and June 12, 2013, we acquired the properties listed below.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Harvard Vanguard - Concord, MA	June 12, 2013	2013	$24,365,523	$487,310.46	6.55%	7.02%	100%
FedEx - Rockford, IL	June 10, 2013	1996	2,300,000	46,000	7.52%	7.52%	100%
			$26,665,523	$533,310

(1)			Purchase price does not include acquisition related expenses.
(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisitions. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place lease or leases, as applicable, at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to double net or triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease or leases, as applicable, over the non-cancelable lease term at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to double net or triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)		Lease Term (4)
Harvard Vanguard - Concord, MA	Harvard Vanguard Medical Associates, Inc.	49,250	100%	3/10 yr.	$1,600,625	$32.50	(5)	7/1/2013	–	6/30/2030
FedEx - Rockford, IL	Federal Express Corporation	38,360	100%	2/5 yr.	173,040	4.51		6/10/2013	–	6/30/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases every five years by approximately 5.5% of the then-current annual base rent.

The following information supersedes and replaces the initial yield of the PNC - Philadelphia, PA real property investment, as disclosed in the "Investment Objectives and Policies — Real Property Investments" section on page 105 of the prospectus.

The PNC - Philadelphia, PA property has an initial yield of 5.32%.

Placement of Debt on Certain Real Property Investments

Revolving Credit Facility

As of June 12, 2013, the Company had $212.0 million outstanding under the Credit Facility, and available borrowings under the Credit Facility based on the Borrowing Base of $75.6 million.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of June 12, 2013, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,794	1%
2017	1	39,921	888,745	2%
2018	—	—	—	—%
2019	1	32,599	179,786	1%
2020	1	145,025	2,755,475	5%
2021	—	—	—	—%
2022	17	1,191,041	19,342,286	32%
2023	7	958,760	11,071,653	19%
Thereafter	8	2,486,914	25,572,510	40%
	36	4,871,721	$60,229,249	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis of the acquired properties described in this prospectus supplement is approximately $21.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these properties is estimated, as of June 12, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
Harvard Vanguard - Concord, MA	$19,979,729
FedEx - Rockford, IL	1,886,000
$21,865,729
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

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